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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  June 20, 2005





                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)


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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


LIHIR GOLD LIMITED


By:  /s/ Mark Laurie
     Name     Mark Laurie
     Title:   Company Secretary

Date:  20 June 2005
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                           (LIHIR GOLD LIMITED LOGO)


LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSOX - LHG

DATE: 20 JUNE 2005



                     PROCESSING CAPACITY EXPANSION APPROVED


The Board of Lihir Gold Limited has approved the installation of a flotation plant to expand the company's gold production capacity.

Lihir Gold's Managing Director, Mr Neil Swan said the new facility would lead to a step change in Lihir's production profile. "This decision is the culmination of a rigorous technical and economic assessment. It demonstrates the company's continuing focus on seeking ways to deliver value to shareholders by accelerating gold production and reducing unit costs", he said.

The 3 million tonne capacity plant will produce a higher-grade gold concentrate, providing a second, enhanced source of ore feed to the existing autoclaves. On the basis of current mine plans, the flotation plant is expected to lead to production increases of around 140,000 ounces of gold per annum on average over its first 7 years' of operation, at significantly lower marginal cost.

Capital expenditure is estimated to be between US$150 million and US$160 million and will be debt financed. The project remains subject to the conclusion of satisfactory debt financing arrangements and regulatory approvals in Papua New Guinea. The company hopes to commence construction late this year in order for the plant to be operational in the first quarter of 2007.


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FOR FURTHER INFORMATION:
JAN ANDERSEN
GENERAL MANAGER, OPERATIONS
LIHIR GOLD LTD

TEL: (+675) 986 5576 E-MAIL: CELINE.BITA@LIHIR.COM.PG WEBSITE: WWW.LIHIR.COM.PG